December 22, 2016

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission

100 F Street, NE, Mail Stop 2736

Washington D.C. 20549-5100

Attn:	Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

Re:	Cardiome Pharma Corp.

Form 40-F for Fiscal Year Ended December 31, 2015

Filed March 29, 2016

File No. 000-29338

Dear Mr. Rosenberg:

Further to the telephone conference between Cardiome Pharma Corp., a corporation organized under the laws of Canada (the “Company”) and the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 15, 2016, set forth below is a second response of the Company to the comment of the Staff contained in the letter from the Staff, dated November 3, 2016 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2015 filed with the Commission on March 29, 2016 (File No. 000-29338) (the “Form 40-F”).

For the convenience of the Staff, the text of the Commission’s comment in the Comment Letter has been duplicated in bold type to precede the Company’s response.

Exhibit 1.2

Notes to Consolidated Financial Statements

20. Segmented Information, page 23

1. We note your responses dated August 26, 2016 and October 13, 2016 to our prior comments. Please quantify for us revenues from external customers for each of your products for each of the years ended December 31, 2014 and 2015 and tell us your consideration of disclosing this information pursuant to the entity-wide disclosure requirements in ASC 280-10-50-40.

Response: Notwithstanding the Company’s previous response letter dated November 21, 2016, the Company proposes to revise the disclosure in its future Form 40-F filings as described in the paragraphs below. The Company respectfully advises the Staff that the proposed disclosure provided herein will be adjusted to reflect actual facts and circumstances of the applicable reporting periods, as required.

The Company plans to add the following description in the Segmented Information note disclosure to its annual financial statements: “Revenue is earned through the sale of the Company’s commercialized products. During the years ended December 31, 2016 and 2015, the sale of AGGRASTAT® accounted for more than 90% of total revenue.” The Company intends to add similar disclosure to the Company’s interim financial statements.

The Company plans to include additional discussion related to revenue in the Results of Operations section of its annual Management’s Discussion and Analysis of Financial Condition and Results of Operations, as follows: “Revenue is earned through the sale of our commercialized products. During the years ended December 31, 2016 and 2015, the sale of AGGRASTAT® accounted for more than 90% of total revenue. Revenue may fluctuate between periods based on the timing of large and infrequent distributor orders. These distributor orders may impact both quarterly and annual revenue figures, and the related variance compared to prior periods, because a large order may comprise a relatively large proportion of the period’s total revenue. As a result, changes in revenues on a period-to-period basis may not provide a clear indication of actual sales trends.” The Company intends to add similar disclosure to the Company’s quarterly Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company will continue to reassess its disclosure obligations in future periods and will expand the product-specific disclosures when appropriate to ensure continued compliance with the ASC standards.

Please telephone the undersigned at (604) 677-6905 if you have any questions or need any additional information.

Very truly yours,

/s/ Jennifer Archibald

Jennifer Archibald

Chief Financial Officer

cc:	Riccardo Leofanti (Skadden, Arps, Slate, Meagher & Flom LLP)

Joseph Garcia (Blake, Cassels & Graydon LLP)

Jason Bower (KPMG LLP)